October 9, 2020

Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay LNG Partners L.P.

Form 20-F for Fiscal Year Ended December 31, 2019

Filed April 9, 2020

Form 6-K Filed August 13, 2020

File No. 001-32479

Dear Mr. Rodriguez:

We have reviewed your letter to us of September 28, 2020 setting forth staff comments on Teekay LNG Partners L.P.’s (“Teekay LNG” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2019 and its Form 6-K filed August 13, 2020. This letter responds to the comments made by the staff in your letter. For your convenience, the response has been keyed to the comments.

Form 6-K Filed August 13, 2020

Definitions and Non-GAAP Financial Measures, page 6

SEC Comment

1.

You present the non-GAAP measure Adjusted Revenues which includes revenues from your proportionate economic ownership of each vessel owned by your equity-accounted joint ventures. Please tell us whether you have any legal claims to the revenues of your equity-accounted joint ventures, why this presentation is not an individually tailored accounting principle and why you believe your presentation is in compliance with 100(b) of Regulation G. Please refer to Question 100.04 of the Non-GAAP C&DI.

Response to SEC Comment 1:

The Partnership does not have any direct legal claim to the revenues of its equity-accounted joint ventures. Rather, the Partnership’s equity-accounted joint ventures are generally required to distribute all available cash to their owners.

In recent years, the increase in the size of the Partnership’s LNG fleet has primarily come from LNG carriers owned within its equity-accounted joint ventures. The Partnership has included this non-GAAP metric to enable investors to understand better the total increase in revenue generated by the Partnership’s entire business, regardless of where within the corporate structure the revenue is generated.

What distinguishes a consolidated subsidiary from an equity-accounted investment is the level of control. As noted in the Non-GAAP definition included in the Form 6-K, we have highlighted the limitations of this metric in terms of the Partnership’s access to the funds as the timing and amount of dividends from these equity-accounted joint ventures may not coincide with when the revenue is generated. This disclosure has been further supplemented with additional disclosure within the Non-GAAP definitions section which indicates that the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. Consequently, the Partnership does not believe that the presentation is an individually tailored accounting principle that violates 100(b) of Regulation G.

Form 20-F for the Year Ended December 31, 2019

Selected Financial Data

Non-GAAP Measures, page 5

SEC Comment

2.

We note that voyage expenses include all expense unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. We also note that you pay for voyage expenses for voyage charters and that the customer pays voyage expenses under time charters. Tell us whether voyage expenses for your voyage charters are passed through to your customers at cost or marked up. If passed through at cost, confirm to us that the same amount recognized as voyage expense is recognized within revenues as reimbursement for such costs.

Response to SEC Comment 2:

For voyage charters, a portion of voyage expenses may be passed through to our customers at cost in the circumstances described below. All amounts received as reimbursement of voyage costs passed-through to our customers at cost are recognized within revenues as reimbursement of such costs.

Prior to entering into a voyage charter, the Partnership estimates the amount of voyage expenses that it expects to incur on the voyage. This estimate is used by the Partnership when engaging in price negotiations with a potential voyage charterer, among other uses. The base amount of compensation received from the voyage charterer by the Partnership is a fixed lump sum, or a fixed amount per quantity of cargo carried and should enable the Partnership to cover expected voyage costs. The base amount of compensation is primarily impacted by supply and demand factors related to the type and location of the vessel in a competitive bidding process. As such, the base amount of compensation the Partnership receives from voyage charters is not impacted by the actual amount of voyage expenses incurred on a voyage and, consequently, such voyage expenses are not directly passed through to our customer at cost or marked-up. However, a voyage charter will outline a variety of conditions of the voyage, including the range of speeds at which the vessel will travel, the temperature for cargo storage, and the security measures used by the vessel, among other factors. Any request by the charterer that deviates from these conditions, and which results in additional voyage expenses being incurred by the Partnership, will typically entitle the Partnership to recover these additional voyage expenses from the voyage charterer at cost, with no mark-up. In these limited circumstances, any such additional voyage expense reimbursements are also recognized within revenues as reimbursement for such costs.

The Partnership has elected to not separate the non-lease component from the lease component of its voyage charters and thus accounts for them as a single component. Consequently, the base amount of compensation and the reimbursed costs are both recognized within revenues, without further disaggregation.

SEC Comment

3.

We note your presentation of the non-GAAP measure net voyage revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If net voyage revenues is intended to be presented as a measure of gross profit, tell us whether and, if so, how, you considered the use of a different caption and the presentation of a reconciliation for this non-GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K. Alternatively, if net voyage revenues is intended to be a measure of gross profit, explain to us how you considered presenting the reimbursement of voyage expenses as a separate revenue item on the face of your consolidated statements of income.

Response to SEC Comment 3:

The non-GAAP measure of net voyage revenues is not intended to be presented as a measure of gross profit. For vessels operating on time-charter contracts, net voyage revenues is substantially the same as revenues, as under time-charter contracts the charterer is responsible for paying voyage expenses, with limited exceptions. For vessels operating on voyage charter contracts, net voyage revenues is prior to a majority of operating costs, such as vessel operating expenses and depreciation and amortization, that would be included in gross profit. As such and as discussed in greater detail below with respect to the Partnership and shipping industry more broadly, we believe the most directly comparable and most useful GAAP measure of net voyage revenues is voyage revenues rather than gross profit, and we have reconciled to voyage revenues in our disclosures.

We use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time-charter contracts. We and other shipping companies principally use net voyage revenues, also commonly referred to as time-charter equivalent revenues or TCE revenues, because it provides more meaningful information to us than voyage revenues. Net voyage revenues is widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

In order to demonstrate this, consider a hypothetical example of a fleet of 10 vessels each employed on a one-year time charter contract beginning on the first day of the fiscal year. In year 1, assume that each vessel earns $10,000 per day in revenue from its time-charter contract. For year 1, revenue would be $36.5 million, voyage expenses would be zero and net voyage revenues would be $36.5 million.

For year 2, instead of fixing the vessels on time-charter contracts for the year at $10,000 per day, assume the entity decides to operate the vessels on voyage charter contracts. During year 2, assume each of the vessels earns $12,000 per day in revenue, and assume each vessel incurs voyage expenses of $4,000 per day. For year 2, revenue would be $43.8 million, voyage expenses would be $14.6 million and net voyage revenues would be $29.2 million. Revenue has increased 20% year-over-year showing an increasing trend of revenue; however, that comparison may be misleading as the increase is only due to the company shifting its chartering strategy from having the vessels employed on time-charters in year 1 to being employed on voyage charters in year 2.

Using net voyage revenues puts all the charters on a comparable basis and, in the example above, more clearly reflects the net overall impact is in fact a reduction of net voyage revenues by 20%. Net voyage revenues, as expressed on a per ship per day basis, also allows for an accurate comparison to industry averages and/or such amounts disclosed by the Partnership’s peers.

In summary, the disclosure of the non-GAAP measure of net voyage revenues is intended to provide investors and analysts with access to the meaningful information that the Partnership and other shipping companies use internally to make decisions and assess their performance. As such, we believe that presentation of net voyage revenues for the Partnership and its industry is beneficial to investors and differs from considerations of reconciliations to gross profit. However, we can appreciate that net voyage revenues could be viewed as a measure of gross profit as it is a measure which deducts certain operating expenses from revenue. Viewed in this context, we believe reconciliation to income from vessel operations, a GAAP measure of gross profit that includes all direct costs, would be most appropriate.

SEC Comment

4.

We note your adjustment for direct finance and sale-type lease payments received in excess of revenue recognized within your adjusted EBITDA reconciliation. Please describe how this adjustment is calculated and why you believe this is not an individually tailored accounting principle. Please refer to Question 100.04 of the Non-GAAP CD&I.

Response to SEC Comment 4:

For those vessel charters with a lease component accounted for as a direct financing lease (prior to the adoption of ASU 842) and a sales-type lease (subsequent to the adoption of ASC 842), the adjustment is calculated for those vessels by deducting the lease revenue recognized in accordance with GAAP and adding the amount of charter hire payments owing for the lease component of the vessel charters.

Question 100.04 of the Non-GAAP CD&I indicates that a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it is earned revenue when customers are billed should not be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites. Question 100.04 of the Non-GAAP CD&I further indicates that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G and other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.

As discussed below, we do not believe our adjustment for direct financing and sales-type lease payments received in excess of revenue recognized is an individually tailored accounting principle that violates Rule 100(b) of Regulation G and, thus, we do not believe this adjustment results in us presenting a misleading non-GAAP measure.

The Partnership primarily generates revenue by charging its customers for the transportation of our customers’ liquefied natural gas (LNG) using the Partnership’s LNG carriers. Substantially all of these services are provided via time-charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. Of the Partnership’s 47 LNG carriers, 21 are currently servicing time-charter contracts with lease components accounted for as direct financing and/or sales-type leases and the remaining 26 are servicing time-charter contracts with lease components accounted for as operating leases.

What typically distinguishes a direct financing lease and/or sales-type lease from an operating lease in our time-charter contracts is when the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying vessel. As the duration of the time-charter contracts increases, the present value of the lease payments as a percentage of the fair value will also increase; if both the charter term is long enough and the lease payments are large enough, the present value of the sum of the lease payments will eventually equal or exceed substantially all of the fair value of the underlying vessel, and the time-charter contract will be deemed to represent a direct financing lease, prior to the adoption of ASC 842, and a sales-type lease, subsequent to the adoption of ASC 842. The terms of our time-charter contracts for LNG carriers can range from those less than 1 year in duration up to those that are 20 years or longer. There are no specific terms (other than the combination of duration and overall lease payments) in our time-charter contracts with lease components that are accounted for as direct financing and/or sales-type leases that result in the lease classification to be different than those accounted for as operating leases. For example, our time-charter contracts do not include provisions that result in the transfer of ownership of the vessel to the charterer at the end of the charter nor do they contain a charterer bargain purchase option or a residual value guarantee. While it is more common to see features in longer time-charter contracts that result in a sharing of operating cost risk, such features are typically allocable to the non-lease element and, thus, do not impact lease classification.

Looking solely at the lease component, time-charter contracts of all durations typically include the same daily lease hire amount over the entire duration of the charter. From a non-financial operational perspective, there is no difference in the services we are providing for time-charters with a lease component accounted for as an operating lease versus a direct financing and/or sales-type lease. In all charters, we are providing the vessel to and operating it for the charterer and at the end of each time-charter, the vessel is redelivered to us for us to redeploy on new charter contracts. As a result, from both a management and an investor perspective, no distinction is made between the Partnership’s time-charter agreements with lease components accounted for as direct finance and/or sales-type leases and the time-charter agreements with lease components accounted for as operating leases.

Under GAAP, direct financing and sales-type leases have an accelerated revenue recognition profile compared to both the timing of the service delivery, which is provided evenly over the duration of the time-charter contracts, and compared to the cash payment profile, which is typically received evenly over the duration of the time-charter contracts. The adjustment for direct financing and sale-type lease payments received in excess of revenue recognized helps to reconcile the GAAP results to the service delivery, the cash receipt timing, and to the rest of the contracts which are accounted for as operating leases. This adjustment also increases the comparability of our results across our vessels as it results in the inclusion of 100% of the amounts received from all time-charter contracts in Adjusted EBITDA over the duration of the charter, whereas without this adjustment only a portion of the time-charter hire payments received for direct financing and sales-type leases are reflected as revenue over the duration of the charter under GAAP because a portion of the hire payments are accounted for as a reduction of the net investment in lease.

For these reasons, we believe the adjustment is designed to provide more meaningful information to investors and is appropriate under the circumstances.

* * * * *

We appreciate the opportunity to respond to the comments provided.

Sincerely,

/s/ Scott Gayton

Scott Gayton

Chief Financial Officer, Teekay Gas Group Ltd.

(Principal Financial and Accounting Officer)

cc:	Alan Semple (Audit Committee Chair)

David Matheson (Perkins Coie LLP)

Philippa Wilshaw (KPMG LLP)